FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

December 31, 2007, 2006 and 2005

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. BALANCE SHEETS

3. STATEMENTS OF OPERATIONS AND DEFICIT

4. STATEMENTS OF STOCKHOLDERS' EQUITY

5. STATEMENTS OF CASH FLOWS

6. NOTES TO FINANCIAL STATEMENTS

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Acrex Ventures Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Acrex Ventures Ltd. (An Exploration Stage Company) as at December 31, 2007 and 2006 and the statements of operations and deficit, cash flows and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

(signed) (BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 4, 2008

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors under Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the exploration stage, has not yet achieved profitable operations, has substantial accumulated losses since its inception and expects to incur further losses which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in Note 3, have a material effect on the financial statements.

Our report to the shareholders dated April 4, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 4, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

  1

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2007 and 2006

Expressed in Canadian dollars

	2007	2006

ASSETS

Current

Cash and cash equivalents (Note 8)	$1,987,393	$662,965
Marketable securities (Note 3)	15,535	16,000
Other receivables	63,420	42,420
Deposit and prepaid expenses	–	4,007

Total current assets	2,066,348	725,392

Mineral properties (Notes 4 and 7)	2,405,492	1,708,459

Total assets	$4,471,840	$2,433,851

LIABILITIES

Current

Accounts payable and accrued expenses	$32,270	$17,992

STOCKHOLDERS' EQUITY

Share capital (Notes 5 and 9)	9,275,791	7,019,882
Contributed surplus (Note 6)	656,080	219,054
Deficit	(5,492,301)	(4,823,077)

Total stockholders' equity	4,439,570	2,415,859

Total liabilities and stockholders' equity	$4,471,840	$2,433,851

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 4, 5, 7, 8 and 9)

Subsequent Events (Note 11)

APPROVED ON BEHALF OF THE BOARD:

“T.J. Malcolm Powell”	Director	“Carl R. Jonsson”	Director
T.J. Malcolm Powell		Carl R. Jonsson

 SEE ACCOMPANY NOTES 2

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	2007	2006	2005

EXPENSES

Directors fees - stock-based compensation (Note 7)	$222,142	$–	$73,884
Management fees (Note 9)	138,000	138,000	138,000
Consulting	12,640	21,575	400
Investor relations (Note 7)	120,646	127,849	61,419
Office and general (Note 9)	44,288	51,593	37,102
Accounting	60,595	31,250	33,630
Promotion and travel	36,585	68,038	41,785
Legal (Note 9)	34,392	34,914	53,802
Advertising	15,599	30,007	23,432
Transfer agent fees	12,724	10,936	9,151
Filing fees	7,928	24,259	23,065
Rent (Note 9)	4,680	13,380	10,680
Insurance	2,300	2,500	2,500
Gain on sale of interest in mineral property	–	–	(94,999)
Loss on termination of mineral property option	–	15,429	97,383

Loss before other items	(712,519)	(569,730)	(511,234)

OTHER ITEMS

Interest income	43,760	38,370	9,444
Unrealized loss on marketable securities (Note 3)	(465)	–	(30,500)

	43,295	38,370	(21,056)

Loss before income taxes	(669,224)	(531,360)	(532,290)

Future income tax recovery	-	–	22,263

NET AND COMPREHENSIVE LOSS FOR THE YEAR	(669,224)	(531,360)	(510,027)

DEFICIT, BEGINNING OF YEAR	(4,823,077)	(4,291,717)	(3,781,690)

DEFICIT, END OF YEAR	$(5,492,301)	$(4,823,077)	$(4,291,717)

NET LOSS PER SHARE – BASIC AND DILUTED	$(0.02)	$(0.02)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	32,161,073	24,484,995	17,585,434

 SEE ACCOMPANY NOTES 3

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2004	13,417,616	$4,931,283	$112,000	$(3,781,690)	$1,261,593

2005

Common stock issued for:

Cash (net of issue costs)	6,587,500	736,568	–	–	736,568
Mineral properties	100,000	14,000	–	–	14,000
Finance fee	10,875	1,631	–	–	1,631
Agents' options and warrants	–	(31,513)	31,513	–	–
Future income taxes on expenditures renounced to shareholders	–	(22,263)	–	–	(22,263)
Stock-based compensation	–	–	73,884	–	73,884
Net loss	–	–	–	(510,027)	(510,027)

Balance, December 31, 2005	20,115,991	5,629,706	217,397	(4,291,717)	1,555,386

2006

Common stock issued for:
Private placements	3,000,000	705,000	–	–	705,000
Mineral properties	50,000	17,000	–	–	17,000
Options	663,630	79,636	–	–	79,636
Warrants	3,079,315	550,988	–	–	550,988
Agents' options and warrants		37,552	(37,552)
Stock-based compensation	–	–	39,209		39,209
Net loss	–	–	–	(531,360)	(531,360)

Balance, December 31, 2006	26,908,936	7,019,882	219,054	(4,823,077)	2,415,859

2007

Common stock issued for:
Private placements	12,800,000	2,504,000	–	–	2,504,000
Mineral properties	250,000	48,000	–	–	48,000
Agents’ fees	551,511	123,378	–	–	123,378
Share issuance costs	–	(260,237)	–	–	(260,237)
Agent’s options and warrants		(159,232)	159,232		–
Stock-based compensation	–	–	277,794	–	277,794
Net loss	–	–	–	(669,224)	(669,224)

Balance, December 31, 2007	40,510,447	$9,275,791	$656,080	$(5,492,301)	$4,439,570

 SEE ACCOMPANY NOTES 4

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	2007	2006	2005

OPERATIONS

Net loss for the year	$(669,224)	$(531,360)	$(510,027)

Add (deduct) items not involving cash:
Loss on termination of mineral property option	–	15,429	97,383
Unrealized loss on marketable securities	465	–	30,500
Stock-based compensation	245,117	39,209	73,884
Future income tax recovery	–	–	(22,263)
Gain on sale of interest in mineral property	–	–	(94,999)
Changes in non-cash working capital balances:
Other receivables	(21,000)	(30,753)	4,563
Deposits and prepaid expenses	4,007	(4,007)	–
Accounts payable and accrued expenses	14,278	(15,314)	(21,406)

CASH USED IN OPERATIONS	(426,357)	(526,796)	(442,365)

FINANCING
Shares issued	2,367,141	1,335,624	738,199

CASH PROVIDED BY FINANCING	2,367,141	1,335,624	738,199

INVESTING
Proceeds on sale of mineral property	–	–	65,000
Increase in mineral properties	(616,356)	(554,195)	(181,733)

CASH USED IN INVESTING	(616,356)	(554,195)	(116,733)

INCREASE IN CASH	1,324,428	254,633	179,101

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	662,965	408,332	229,231

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,987,393	$662,965	$408,332

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$–	$–	$–

Cash paid during the year for income taxes	$–	$–	$–

Non-cash Transactions (Note 10)

 SEE ACCOMPANY NOTES 5

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

1.  NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2007 the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,492,301 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

2.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 13, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Cash and cash equivalents - Include cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired and which are subject to an insignificant risk of changes in value.

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment”  (“CICA 3061”),  and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties (continued)

Mineral property costs include initial acquisition costs and related option payments, which are recognized when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.  Option payments are credited against mineral property costs when received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the Canadian Institute of Chartered Accountants (“CICA”) dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company is an exploration stage company as defined in Accounting Guidelines No. 11 (“AcG 11”).  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Property Option Agreements- Property options payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.  Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and un-issued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option.  Option payments are recorded as mineral property costs when the payments are made and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the date the counterparty’s performance is complete or the issuance date, whichever is more determinable

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates, made by management, are subject to change as a result of change in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.  At December 31, 2007, the fair value of the mineral properties’ site restoration costs are not significant.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation - The Company has a stock option plan which is described in Note 7.  The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  In accordance with these recommendations, the Company measures stock based compensation at the measurement date, based on the estimated fair value of the award over the requisite service period or the period the options are earned. For non-employee options, options are re-valued at each balance sheet date. Agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs.  On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - Basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005 the existence of warrants and options affects the calculation of loss per share on a diluted basis.  As the effect of this dilution is to reduce the reported loss per share, these potentially dilutive common shares were not included in the computation of loss per share for the years presented.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely-than-not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment. A valuation allowance is recorded to the extent that future assets are more likely than not to be realized.

Flow-through shares - The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

The Company follows the recommendations of the EIC of CICA with respect to flow-through shares, as outlined in EIC-146 “Flow-through Shares”.  The application of EIC-146 requires the recognition of the future income tax liability related to the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Mining tax credits – Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits.  These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Significant areas requiring the use of management estimates include the determination of the recoverability of mineral property deferred costs, asset retirement obligations, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from these estimates.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements - The CICA has issued the following new Handbook sections which are effective for interim and financial statements for the Company’s reporting period beginning on January 1, 2008:

Section 3862 - Financial Instruments — Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company does not expect that the adoption of this new section will have a significant effect on its financial statements.

Section 3863 - Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 ‘Financial Instruments — Disclosure and Presentation”. The Company does not expect that the adoption of this new section will have a significant effect on its financial statements.

Section 1535 - Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed.  It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.  The Company is currently evaluating the impact of the adoption of this new section.

Section 3031 – Inventories - Replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards.  This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the Company’s financial statements

International Financial Reporting Standard -“IFRS” - The CICA plans to converge Canadian Generally Accepted Accounting Principles with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

3.  CHANGES IN ACCOUNTING POLICIES

In July 2006, the CICA revised Section 1506 “Accounting Changes” which requires  that (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively.  Section 1506 is effective for fiscal years beginning on or after January 1, 2007.  The implementation of this guidance did not have a material impact on the Company’s financial statements.

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial Instruments - Recognition and Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and derivatives financial instruments.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

3.  CHANGES IN ACCOUNTING POLICIES (continued)

Under Section 3855, financial instruments must be classified into one of these five categories: held-for trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting may be executed.  The Company has not designated any hedging relationships.

All financial instruments, including derivatives, are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant Handbook Section 3840 - Related Party Transactions.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income; financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for trading are measured at amortized cost, using the effective interest method of amortization.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Upon adoption of these new standards, the Company designated its financial instruments to these five categories as follows:

Cash and cash equivalents	held-for- trading
Marketable securities	held-for- trading
Accounts payable	other financial liabilities

On January 1, 2007, the Company designated its marketable securities as held-for-trading.  As of December 31, 2007, the fair value of the marketable securities was $15,535.  This classification resulted in a loss in market value of $465 that was recorded to the statement of operations and deficit.

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.  The Company did not have any available for sale financial assets, held to maturity instruments and outstanding contracts with embedded derivatives at December 31, 2007.

The adoption of this new section did not result in any significant adjustments to the carrying values of the Company’s previously recognized financial assets and liabilities at January 1, 2007.  The adoption of these Handbook Sections had no impact on opening deficit.

As at December 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, other receivables, marketable securities and accounts payables.  The fair values of these financial instruments are their carrying values because of their current nature, except for marketable securities which are measured at fair value on each balance sheet date.  The Company is not exposed to derivative financial instruments.  It is management’s opinion that the Company is not exposed to significant interest risks arising from its financial instruments and their fair values approximate their carrying values.

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents.  To minimize the credit risk the Company places these instruments with high credit quality financial institutions.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES

December 31, 2006:	Michaud	Spanish Mountain	Nachako Finger Lake	Total

Acquisition costs
Balance, beginning of year	$25,000	$10,500	$–	$35,500
Option payments	50,000	32,748	9,781	92,529
Less: termination of
Mineral property option	–	–	(9,781)	(9,781)

Balance, end of year	75,000	43,248	–	118,248

Exploration costs
Balance, beginning of year	1,101,538	15,655	–	1,117,193
Drilling	50,003	254,416	–	304,419
Assays	2,535	72,387	1,570	76,492
Other	–	39,489	376	39,865
Consulting	7,370	18,675	2,200	28,245
Vehicles	–		1,502	11,438
Support	7,866	9,936	–	7,866
Security deposit	–	3,500	–	3,500
Lodging	–	6,841	–	6,841
Less: termination of
Mineral property option		–	(5,648)	(5,648)

Balance, end of year	1,169,312	420,899	–	1,590,211

	$1,244,312	$464,147	$–	$1,708,459

December 31, 2007:	Michaud	Spanish Mountain	Total

Acquisition costs
Balance, beginning of year	$75,000	$43,248	$118,248
Option payments	–	79,586	79,586

Balance, end of year	75,000	122,834	197,834

Exploration costs
Balance, beginning of year	1,169,312	420,899	1,590,211
Drilling	60,684	256,412	317,096
Surveying and line-cutting	–	135,526	135,526
Assays	–	16,458	16,458
Consulting (Note 7)	13,477	67,736	81,213
Support	6,854	-	6,854
Security deposit	–	3,500	3,500
Other	–	56,800	56,800

Balance, end of year	1,250,327	957,331	2,207,658

	$1,325,327	$1,080,165	$2,405,492

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 65 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.  The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area.  The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area.  On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area.  The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  The Company paid $50,000 to reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	–
July 25, 2006 (completed)	10,000	50,000
July 25, 2007 (completed)	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	–

	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

During the year ended December 31, 2007, the Company issued 50,000 common shares and paid $20,000 pursuant to the agreement.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES (continued)

On February 6, 2007, the Company acquired a 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group.  As consideration, the Company paid $10,000 and issued 200,000 shares.

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.  During the year ended December 31, 2006, the Company terminated its option on the Nachako claims.

5.   SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value.

Common shares issued during the years ended December 31, 2007 and 2006 are as follows:

a)

On February 2, 2007, the Company issued 200,000 commons shares for payment of certain mineral properties, as described in Note 4.  The fair value of these shares was $40,000.

b)

On July 5, 2007, the Company issued 50,000 common shares and paid $20,000 for payment of the Spanish Mountain claims pursuant to the Option Agreement, as described in Note 4.  The fair value of the shares was $8,000.

c)

In August, 2007, the Company completed a private placement consisting 5,000,000 flow-through units at a price of $0.22 per unit, and 7,800,000 non flow-through units at a price of $0.18 per unit, for gross proceeds of $2,504,000.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant may be exercised to acquire a further common share at $0.50 per share until August 14 or August 16, 2009.  The Company paid agent’s commission of $76,008 and other share issue costs of $60,851.  The Company issued agent’s units of 551,511 non flow-through units with the same terms.  The agent also received agent’s warrants to acquire 1,024,000 non flow-through common shares at an exercise price of $0.23 per share for a period of 2 years until August 14 or August 16, 2009.  The fair value of the agent’s warrants was determined to be $159,232.  Proceeds from the private placement have been allocated 100% to common shares and $Nil to the warrants.

d)

On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement.  Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire an additional common share for $0.30 until May 1, 2007.

e)

On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 under a non-brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until October 18, 2006.

f)

On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized the fair value of the agent's options as a share issue cost.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

5.

SHARE CAPITAL (continued)

g)

On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 under a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 shares and 190,875 warrants exercisable at $0.15 per share until March 24, 2006. The Company has recognized the fair value of the agents' warrants as a share issue cost.

h)

On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 per share until March 10, 2006.

Warrants - The Company has stock purchase warrants outstanding and exercisable as follows:

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2006	Issued	Exercised	(Expired)	2007	Expiry date

$0.30	3,000,000	-	-	(3,000,000)	-	May 1, 2007
$0.50	-	4,030,755	-	-	4,030,755	August 14, 2009
$0.23	-	624,000	-	-	624,000	August 14, 2009
$0.50	-	2,645,000	-	-	2,645,000	August 16, 2009
$0.23	-	400,000	-	-	400,000	August 16, 2009

	3,000,000	7,699,755	-	(3,000,000)	7,699,755

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2005	Issued	Exercised	(Expired)	2006	Expiry date

$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 15, 2006
$0.18	325,000	-	(325,000)	-	-	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007

	3,744,815	3,000,000	(3,069,565)	(675,250)	3,000,000

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

5.   SHARE CAPITAL (continued)

During the year ended December 31, 2007, the Company issued a total of 1,024,000 share purchase warrants as agents’ warrants (Note (c) above).  The fair value of these agents’ warrants issued was determined to be $159,232 using the Black-Scholes pricing model, using the following weighted average assumptions:

Year Ended December 31, 2007

Risk free interest rate	4.3%
Expected dividend yield	0%
Expected stock price volatility	116%
Warrant life	2 year

The weighted average fair value of share purchase warrants granted during the year ended December 31, 2007 was $0.16 per warrant.

6.  CONTRIBUTED SURPLUS

	2007	2006

Balance - beginning of year	$219,054	$217,397
Stock-based compensation – stock options granted	277,794	39,209
Agent’s warrants granted	159,232	–
Options and warrants exercised	–	(37,552)

Balance - end of year	$656,080	$219,054

7.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants.  The following table summarizes the stock options outstanding and exercisable at December 31, 2007:

	Number	Number
Price	Outstanding	Exercisable	Expiry Date

$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
$0.16	650,000	650,000	July 2, 2012
$0.16	1,400,000	1,325,000	December 17, 2012

	3,550,000	3,475,000

Under the Company's April 2007 amended stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms. Of the 1,400,000 options issued in December 2007, 75,000 options vest in three equal instalments in 2008.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

7.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted.  The aggregate number of options granted to any one optionee in a 12-month year is limited to 5% of the issued shares of the Company.

A summary of the changes in the Company's stock options for the year ended December 31, 2007 and 2006 is presented below:

	2007		2006
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of year	2,000,000	$0.23	2,520,380	$0.22
Granted	2,150,000	0.16	150,000	0.30
Exercised	–	–	(663,630)	0.12
Expired	(600,000)	0.30	(6,750)	0.12

Outstanding, end of year	3,550,000	$0.18	2,000,000	$0.23

The Company uses the Black-Scholes option pricing model to value stock options granted.  The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.  The weighted average fair value of share purchase options granted at $0.13 (2006: $0.26; 2005: $0.09) per option has been determined using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk free interest rate	4.10%	4.32%
Expected dividend yield	0%	0%
Expected stock price volatility	122%	127%
Expected life	5 years	5 years

Total stock-based compensation expense in respect of stock options granted for the year ended December 31, 2007 was director’s fees of $222,142 (2006: $Nil; 2005: $67,608), investor relations of $22,975 (2006: $39,209; 2005: $6,276) and exploration consulting costs of $32,677 (2006: $nil; 2005: $nil) totaling $277,794.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

8.  CORPORATION INCOME TAXES

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

Statutory tax rates	34.12%	34.12%

Loss before income taxes	$ (669,224)	$ (531,360)

Expected income tax recovery	228,000	181,000
Increase (decrease) in income tax recovery resulting from:
Resource allowance adjustment	-	(15,000)
Non-deductible stock-based compensation	(95,000)	(13,000)
Other non-deductible items	(3,000)	(3,000)
Effect of reduction in statutory rates	(184,000)	-
Change in the valuation allowance for future income tax assets	54,000	(150,000)

	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Non-capital losses carry forward	$ 719,000	$ 775,000
Share issue costs	77,000	58,000
Canadian development and exploration expenditures	-	(190,000)

	796,000	643,000
Less: valuation allowance	(796,000)	(643,000)

Net long-term future income tax assets	$ -	$ -

The valuation allowance as at December 31, 2007 was increased by $68,000 (2006: $28,000) representing the tax effect of share issuance costs incurred in the year.

At December 31, 2007, the Company has accumulated Canadian exploration and development expenditures of $ 1,815,000 and has accumulated non-capital losses totalling $2,768,000, which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

2008	$ 92,000
2009	271,000
2010	396,000
2014	446,000
2015	509,000
2026	504,000
2027	550,000

$ 2,768,000

At December 31, 2007, cash and cash equivalents included $621,000 (2006: $nil) to be used for qualifying exploration expenditures.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

9.  RELATED PARTY TRANSACTIONS

The Company incurred share issuance costs of $15,401 (2006: $Nil; 2005: $Nil) and legal fees of $33,509 (2006: $34,914; 2005: $53,802) from a law firm of which a director is a principal.

The Company incurred management fees of $108,000 (2006: $108,000; 2005: $108,000) and equipment rental charges (included under office and general) of $11,808 (2006: $11,396; 2005: $10,063) from a company owned by a director and management fees of $30,000 (2006: $30,000; 2005: $30,000) from a company owned by another director of the Company.

The Company incurred rent expense of $4,680 (2006: $13,380; 2005: $10,680) from a company which has a common director.

All transactions with related parties were within the normal course of business. These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2007, the Company and the president entered into a management agreement for a period of 2 years commencing September 1, 2007 for $9,000 a month. The Company may terminate this agreement by paying twelve times the monthly fee at the time of termination.

10.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2007, the following transactions were excluded from the statements of cash flows:

i)

The Company issued 551,511 shares at a fair value of $123,378 for finder’s fee in connection with the private placements.

ii)

The company issued 250,000 shares at a fair value of $48,000 for mineral properties.

iii)

Included in mineral properties is $32,677 (2006 - $nil) relating to stock-based compensation (Note 7)

During the year ended December 31, 2006, the following transaction was excluded from the statements of cash flows:

i)

The Company issued 50,000 shares at a fair value of $17,000 for mineral properties.

During the year ended December 31, 2005, the following transactions were excluded from the statements of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties.

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent’s fees; and

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

11.  SUBSEQUENT EVENTS

a)

Pursuant to an agreement dated February 4, 2008, the Company acquired an option to earn a 100% interest in mineral claims in the Fry Lake area located in northwestern Ontario.  As consideration, the Company had agreed to pay a total of $190,000 ($34,000 paid), issue 200,000 common shares (50,000 issued) payable in tranches by May 29, 2011 and expend $1,300,000 in exploration by May 29, 2012.  The claims are subject to a 2% Net Smelter Return Royalty.  Upon completion of a feasibility study, a further 200,000 common shares will be issued.

b)

Pursuant to an agreement dated February 4, 2008, the Company acquired an option to earn a 100% interest in the Honeymoon property located near Kamloops, British Columbia.  As consideration, the Company had agreed to pay a total of $65,000 ($5,000 paid) and issue 200,000 common shares (50,000 issued) over a three year period.

c)

The Company issued 100,000 common shares pursuant to the above two option agreements.

12.  COMPARATIVE FIGURES

Certain comparative figures for the year ended December 31, 2007 had been reclassified to conform with current year’s presentation.

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable.  Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.  A future tax liability of $200,000 was recorded in respect to the flow-through shares issued during the year ended December 31, 2007.  Under U.S. GAAP, unexpended flow-through funds at balance sheet date are separately classified as restricted cash.  Under Canadian GAAP, this classification is only encouraged.

Income taxes - Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial positions, results of operations or cash flows of the Company for the years presented.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2007	2006	2005

Net loss as reported in accordance with Canadian GAAP	$(669,224)	$(531,360)	$(510,027)
Adjustments:
Mineral property costs expensed	(697,033)	(555,766)	(98,349)
Future income tax benefit related to flow-through shares	–	–	(14,763)

Net loss under U.S. GAAP	$(1,366,257)	$(1,087,126)	$(623,139)

Net loss per share under U.S. GAAP	$(0.04)	$(0.04)	$(0.04)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2007	2006

Total assets under Canadian GAAP	$4,471,840	$2,433,851
Adjustments to U.S. GAAP Mineral properties	(2,405,492)	(1,708,459)

Total assets under U.S. GAAP	$2,066,348	$725,392

Total liabilities under Canadian GAAP	$32,270	$17,992
Adjustments to U.S. GAAP
Deferred tax liability	200,000	-

Total liabilities under U.S. GAAP	$232,270	$17,992

Total stockholders' equity under Canadian GAAP	$4,439,570	$2,415,859
Adjustments to U.S. GAAP
Mineral properties	(2,405,492)	(1,708,459)
Deferred tax liability	(200,000)	-

Total equity under U.S. GAAP	$1,834,078	$707,400

Total equity and liabilities under U.S. GAAP	$2,066,348	$725,392

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2007	2006	2005

Cash used in operating activities under Canadian GAAP	$(426,357)	$(526,796)	$(442,365)
Adjustments to U.S. GAAP:
Exploration expenses for the period	(616,356)	(554,195)	(181,733)

Cash used in operating activities under U.S. GAAP	$(1,042,713)	$(1,080,991)	$(624,098)

Cash used in investing activities under Canadian GAAP	$(616,356)	$(554,195)	$(116,733)
Adjustments to U.S. GAAP:
Restricted cash from flow-through offering	621,000	-	-
Exploration expenses for the period	616,356	554,195	181,733

Cash flow from investing activities under U.S. GAAP	$621,000	$–	$65,000

Cash flow from financing activities under Canadian GAAP	$2,367,141	$1,335,624	$738,199
Adjustments to U.S. GAAP:	–	–	–

Cash flow from financing activities under U.S. GAAP	$2,367,141	$1,335,624	$738,199

Cash and cash equivalents, end of year under Canadian GAAP	$1,987,393	$662,965	$408,332
Adjustments to U.S. GAAP
Restricted cash from flow-through offering	(621,000)	-	-

Cash and cash equivalents, end of year under U.S. GAAP	$1,366,393	$662,965	$408,332

Under U.S. GAAP, the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2007	2006	2005

Numerator
Net loss	$(1,366,257)	$(1,087,126)	$(623,139)
Denominator
Weighted average number of common shares outstanding	32,161,073	24,484,995	17,585,434

Basic and diluted net loss per share	$(0.04)	$(0.04)	$(0.04)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2007, the Company had 3,550,000 (2006: 2,000,000, 2005: 2,520,380) stock options outstanding and 7,699,755 (2006:3,000,000, 2005: 3,744,815) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Newly Adopted Accounting Pronouncements – On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

There was no impact to opening retained earnings under U.S. GAAP upon the adoption of FIN 48. The Company has no unrecognized tax benefits and does not expect any significant changes to this position within 12 months of this reporting date.

The Company is subject to Canadian federal income tax as well as income tax of several provincial jurisdictions. The tax years 2000 and beyond remain subject to examination by the Canada Revenue Agency

Recently issued accounting pronouncements – In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.  This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) “Business Combinations”.  SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”.  SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for "plain vanilla" options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments    and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Recently issued accounting pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.